Exhibit 99.1

Vedanta Limited

(Formerly known as Sesa Sterlite Ltd.)

Regd. Office: Sesa Ghor, 20 EDC Complex,

Patto, Panaji, Goa - 403001.

www.vedantalimited.com

CIN: L13209GA1965PLC000044

Vedanta Limited

Production Release for the Second Quarter

And Half Year Ended 30 September 2015

9 October 2015

Q2 Highlights

•	Oil & Gas: Q2 production up 6% and H1 production in line with guidance

¡	Rajasthan production 3% higher at 168,126 boepd

¡	Ravva and Cambay production 19% higher at 37,236 boepd

•	Zinc-India: Strong mined and refined metal production; integrated silver production up 64%

•	Aluminium: Stable volumes from existing smelters; cost reduction initiatives in progress; further pots at Jharsuguda - II smelter to ramp up in Q3

•	Iron Ore: Mining operations recommenced at Goa

•	Copper India: Stable operations at 94% capacity utilisation

•	Power: Unit - 1 of Talwandi Sabo achieved 86% availability

•	Continued optimisation of opex and capex to maximise free cash flow and reduce net debt

Tom Albanese, Chief Executive Officer, Vedanta Limited, said: “Our diversified asset portfolio has delivered a strong operating performance during the quarter, including record production from our tier-1 Zinc mines. We are continuing to drive efficiency improvements and optimise opex and capex across the business. While the near-term market outlook is challenging, we believe we have the right mix of commodities to benefit from future demand in India and globally.”

Vedanta Limited Production Results for the Second Quarter and Half Year ended 30 September 2015	Page 2 of 10

Oil and Gas

	Q2			Q1	H1
Particulars	FY2016	FY2015	% change YoY	FY2016	FY2016	FY2015	% change YoY
OIL AND GAS (boepd)
Average Daily Total Gross Operated Production (boepd) [1]	214,247	204,128	5%	217,935	216,081	215,301	—
Average Daily Gross Operated Production (boepd)	205,361	194,508	6%	209,738	207,538	206,125	1%
Rajasthan	168,126	163,262	3%	172,224	170,164	173,158	(2%)
Ravva	26,064	20,596	27%	28,556	27,303	22,259	23%
Cambay	11,172	10,651	5%	8,958	10,071	10,708	(6%)
Average Daily Working Interest Production (boepd)	128,021	123,178	4%	130,565	129,286	130,502	(1%)
Rajasthan	117,688	114,283	3%	120,557	119,115	121,211	(2%)
Ravva	5,864	4,634	27%	6,425	6,143	5,008	23%
Cambay	4,469	4,260	5%	3,583	4,028	4,283	(6%)
Total Oil and Gas Production (million boe)
Oil & Gas – Gross	18.89	17.89	6%	19.09	37.98	37.72	1%
Oil & Gas – Working Interest	11.78	11.33	4%	11.88	23.66	23.88	(1%)

Average gross production for H1 FY2016 was at 207,538 barrels of oil equivalent per day (boepd), slightly up by 1% year-on-year (y-o-y). The increase in production was mainly driven by consistent performance of our offshore assets – Ravva and Cambay, through effective reservoir management practices and better than expected results from the Ravva infill drilling campaign.

In Q2 FY2016, average gross operated production and working interest production were up 6% and 4% y-o-y at 205,361 boepd and 128,021 boepd, respectively. Production at Rajasthan was up 3% y-o-y at 168,126 boepd, primarily driven by inline reservoir performance at Mangala and production from additional infill wells in the Aishwariya field. At Mangala EOR, the injection ramp up plan is on track and work on the drilling and surface facilities is ongoing. Gross production from DA (Development Area) -1 and DA-2 averaged at 147,443 boepd and 20,683 boepd, respectively.

In Q2 FY2016, gas production from the RDG field increased to an average rate of 30 mmscfd from 19 mmscfd in Q1FY16, recording a peak production of 34 mmscfd. This was largely on account of optimization of existing infrastructure.

In Q2FY2016, both the offshore assets registered a gross average production of 37,236 boepd, an increase of 19% y-o-y. Production at Ravva grew 27% to 26,064 boepd due to consistently higher gas production, effective infill drilling campaign and prudent reservoir management. Cambay saw a production growth of 5%, driven by effective reservoir management practices including well intervention campaign undertaken in the last quarter.

Vedanta Limited Production Results for the Second Quarter and Half Year ended 30 September 2015	Page 3 of 10

Zinc India

	Q2			Q1	H1
Particulars (in’000 tonnes, or as stated)	FY2016	FY2015	% change YoY	FY2016	FY2016	FY2015	% change YoY
Mined metal content	240	213	13%	232	472	376	26%
Refined Zinc – Total	211	181	17%	187	398	321	24%
Refined Zinc – Integrated	211	174	22%	187	398	312	28%
Refined Zinc – Custom	—	7	—	—	—	9	—
Refined Lead – Total [2]	40	30	34%	31	71	61	17%
Refined Lead – Integrated	39	26	53%	27	67	47	41%
Refined Lead – Custom	1	5	(72%)	3	4	14	(67%)
Saleable Silver – Total (in tonnes) [3]	112	80	39%	75	187	162	15%
Saleable Silver – Integrated	110	67	64%	74	184	123	50%
Saleable Silver – Custom	1	13	(89%)	1	3	39	(93%)

During Q2, mined metal production was at 240,000 tonnes 13% higher y-o-y. The increase was driven by higher ore production across all mines.

Refined metal production during the quarter was higher than mined metal production primarily on account of conversion of existing inventory and enhanced smelter efficiency. Integrated saleable zinc, lead and silver metal production during the quarter increased by 22%, 53% and 64% respectively y-o-y. Silver production benefited from higher ore grades and volumes from the Sindesar Khurd (SK) mine.

The cost of production (COP) of zinc excluding royalty was lower at c.US$771 per tonne compared with US$802 per tonne in Q1 FY2016. The contribution towards District Mineral Foundation has been notified by the Government of India at 30% of royalty paid for the existing mines, effective 12 January 2015.

Vedanta Limited Production Results for the Second Quarter and Half Year ended 30 September 2015	Page 4 of 10

Zinc International

	Q2			Q1	H1
Particulars (in’000 tonnes, or as stated)	FY2016	FY2015	% change YoY	FY2016	FY2016	FY2015	% change YoY
Zinc International	63	79	(20%)	70	133	163	(18%)
Refined Zinc – Skorpion	17	27	(38%)	26	42	60	(30%)
Mined metal content – BMM	16	16	—	15	31	31	—
Mined metal content – Lisheen	31	36	(15%)	29	60	72	(17%)

Refined zinc metal production at Skorpion was at 17,000 tonnes, lower than the corresponding prior quarter due to an unplanned shutdown and a 30 day planned maintenance shutdown that commenced on 16th September.

Zinc-lead mined metal production at Lisheen was lower due to the ramp down at Lisheen, which is scheduled to cease production in November 2015.

COP in Q2 FY2016 at c. US$ 1,477 per tonne was higher compared with US$ 1,409 per tonne in Q1 FY2016, as lower cost Lisheen mines ramp down together with lower refined production from Skorpion.

At the Gamsberg project, pre- stripping commenced in July 2015 as per the rephased plan. As previously announced, the project is being developed using a modular approach, with project execution carried out in a phased manner that allows flexibility to manage the capital expenditure programme.

Iron Ore

	Q2			Q1	H1
Particulars (in million dry metric tonnes, or as stated)	FY2016	FY2015	% change YoY	FY2016	FY2016	FY2015	% change YoY
IRON ORE
Sales	0.6	0.6	5%	0.5	1.2	1.1	8%
Goa	—	—	0%	—	—	—	0%
Karnataka	0.6	0.6	5%	0.5	1.2	1.1	8%
Production of Saleable Ore	0.8	0.3	—	0.2	1.0	0.3	—
Goa	0.0	—	0%	—	0.0	—	0%
Karnataka	0.8	0.3	—	0.2	1.0	0.3	—
Production (’000 tonnes)
Pig Iron	150	154	-2%	170	320	300	7%

At Goa, the remaining approvals were received for production of saleable ore of 5.5 mtpa, during the quarter and mining restarted during the quarter. Production will progressively be ramped up in Q3 FY2016. The first export shipment is expected in October 2015.

Vedanta Limited Production Results for the Second Quarter and Half Year ended 30 September 2015	Page 5 of 10

At Karnataka, production in Q2 was higher at 0.6 million tonnes.

Production of pig iron was lower at c.150kt primarily due to planned maintenance activities at the plant.

Copper – India and Australia

	Q2			Q1	H1
Particulars (in’000 tonnes, or as stated)	FY2016	FY2015	% change YoY	FY2016	FY2016	FY2015	% change YoY
Copper – Cathodes	94	100	(6%)	98	193	166	16%
Tuticorin Power Plant Sales (million units)	118	183	(35%)	175	293	319	(8%)

Copper cathode production was 94,000 tonnes in Q2 FY2016, 6% lower y-o-y, primarily due to a maintenance shutdown at the smelter. Additionally, there was a shutdown in late September that will impact the cathode production for Q3 FY2016. The smelter is now producing at a normalised level.

The 160MW power plant at Tuticorin operated at lower Plant Load Factor (PLF) of 76% in Q2 compared to 94% last year due to reduction in power off-take by the Tamil Nadu Electricity Board (TNEB) on account of seasonally lower demand.

Aluminium

	Q2			Q1	H1
Particulars (in’000 tonnes, or as stated)	FY2016	FY2015	% change YoY	FY2016	FY2016	FY2015	% change YoY
Alumina – Lanjigarh	272	226	20%	269	541	460	18%
Total Aluminum Production	233	222	5%	232	464	424	9%
Jharsuguda-I	130	138	(6%)	132	262	270	(3%)
Jharsuguda- II4	19	—		20	38	—
245kt Korba-I	65	65	1%	62	127	125	2%
325kt Korba- II	19	19	(1%)	18	37	29	26%

The Lanjigarh alumina refinery produced 272,000 tonnes in Q2, 20% higher than the corresponding prior quarter. The production was stable at the 500kt Jharsuguda-I and 245kt Korba-I smelters.

The 325kt Korba-II smelter produced 19,000 tonnes during Q2 FY2016 with 83 pots operational. However, the ramp up of further pots has been temporarily put on hold due to weaker LME and premium. The high cost rolled product facility at BALCO which produced c. 46,000 tonnes in FY2015 has been temporarily closed, which will result in cost saving. We will continue to sell ingots and wire rods from BALCO.

Vedanta Limited Production Results for the Second Quarter and Half Year ended 30 September 2015	Page 6 of 10

The 1.25 million tonnes Jharsuguda-II smelter produced 19,000 tonnes in Q2 with 80 pots operational. We are in discussions with the Government authorities for using power from the 2,400 MW power plant for further ramp up of pots of the first line of 312 kt at this smelter, and expect the ramp up to commence in Q3 FY2016.

Due to non-availability of captive bauxite and cost optimization drive across the business, production capacity at the Lanjigarh alumina refinery has been reduced to a single stream and it will now operate at a capacity of c. 800 kt. The alumina COP for the month of September dropped by 20% to c. $299 per tonne against $340 per tonne in Q1 as a result of this optimisation.

Hot metal cost at Jharsuguda-I was at US$1,599 per tonne compared to US$1,740 per tonne in Q2 FY2015. Hot metal cost at Korba- I was at US$1,674 per tonne compared to US$2,089 per tonne in Q2 FY2015. Costs were lower mainly on account of depreciation of the Indian rupee, lower alumina and other costs. The COP at Jharsuguda was impacted by higher coal costs.

The two CPP units (300MW each) of the 1,200MW power plant at BALCO are expected to commence production in H2 FY2016.

Power

	Q2			Q1	H1
Particulars (in million units)	FY2016	FY2015	% change YoY	FY2016	FY2016	FY2015	% change YoY
Total Power Sales	2,718	2,028	34%	3,070	5,789	4,627	25%
Jharsuguda 2400 MW	1,554	1,653	(6%)	2,266	3,820	3,807	—
MALCO	127	204	(38%)	193	320	433	(26%)
HZL Wind Power	158	170	(7%)	127	286	316	(10%)
TSPL	693	—	—	384	1,077	—
BALCO 270MW Power	28	1	—	99	128	71	80%
Balco 600 MW	158	—		—	158	—

The Jharsuguda 2,400MW power plant operated at a PLF of 32% in Q2, lower than Q2 FY2015 and Q1 FY2016 primarily due to lower demand and softer power rates.

The first 660MW unit of TSPL operated at 86% availability during the quarter. TSPL’s Power Purchase Agreement with the Punjab State Electricity Board (PSEB) compensates based on the availability of the plant. The balance two units are expected to commence production in H2 FY2016.

MALCO power plant operated at lower PLF due to lower demand.

Of the two 300MW IPP units of the 1,200 MW Korba Power Plant, the first 300 MW unit has been commissioned. It was capitalized in August 2015 and sold 158 million units. The second commercial unit is expected to be commissioned in Q3 FY2016.

Vedanta Limited Production Results for the Second Quarter and Half Year ended 30 September 2015	Page 7 of 10

Financial Update

In light of the current market conditions, we are focused on optimising our opex and capex, increasing free cash flow and reducing net debt. During the quarter, several initiatives and programmes to generate cash savings, including a reduction of working capital, have been implemented across our businesses. These initiatives have resulted in an improved cost performance and lower net debt at the end of the quarter.

Vedanta Limited Production Results for the Second Quarter and Half Year ended 30 September 2015	Page 8 of 10

Production Summary (Unaudited)

	(in ’000 tonnes, except as stated)
Particulars	Q2			Q1	H1
	FY2016	FY2015	% change YoY	FY2016	FY2016	FY2015	% change YoY
OIL AND GAS (boepd)
Average Daily Total Gross Operated Production (boepd) [1]	214,247	204,128	5%	217,935	216,081	215,301	—
Average Daily Gross Operated Production (boepd)	205,361	194,508	6%	209,738	207,538	206,125	1%
Rajasthan	168,126	163,262	3%	172,224	170,164	173,158	(2%)
Ravva	26,064	20,596	27%	28,556	27,303	22,259	23%
Cambay	11,172	10,651	5%	8,958	10,071	10,708	(6%)
Average Daily Working Interest Production (boepd)	128,021	123,178	4%	130,565	129,286	130,502	(1%)
Rajasthan	117,688	114,283	3%	120,557	119,115	121,211	(2%)
Ravva	5,864	4,634	27%	6,425	6,143	5,008	23%
Cambay	4,469	4,260	5%	3,583	4,028	4,283	(6%)
Total Oil and Gas Production (million boe)
Oil & Gas – Gross	18.89	17.89	6%	19.09	37.98	37.72	1%
Oil & Gas – Working Interest	11.78	11.33	4%	11.88	23.66	23.88	(-1%)
ZINC INDIA
Mined metal content	240	213	13%	232	472	376	26%
Refined Zinc – Total	211	181	17%	187	398	321	24%
Refined Zinc – Integrated	211	174	22%	187	398	312	28%
Refined Zinc – Custom	—	7	—	—	—	9	—
Refined Lead – Total [2]	40	30	34%	31	71	61	17%
Refined Lead – Integrated	39	26	53%	27	67	47	41%
Refined Lead – Custom	1	5	(72%)	3	4	14	(67%)
Saleable Silver – Total (in tonnes) [3]	112	80	39%	75	187	162	15%
Saleable Silver – Integrated (in tonnes)	110	67	64%	74	184	123	50%
Saleable Silver – Custom (in tonnes)	1	13	(89%)	1	3	39	(93%)
ZINC INTERNATIONAL	63	79	(20%)	70	133	163	(18%)
Refined Zinc – Skorpion	17	27	(38%)	26	42	60	(30%)
Mined metal content – BMM	16	16	—	15	31	31	—
Mined metal content – Lisheen	30	36	(17%)	29	60	72	(17%)
IRON ORE
Sales	0.6	0.6	5%	0.5	1.2	1.1	8%
Goa	—	—	—	—	—	—	—
Karnataka	0.6	0.6	5%	0.5	1.2	1.1	8%
Production of Saleable Ore	0.8	0.3	—	0.2	1.0	0.3	—
Goa	0.0	—	—	—	0.0	—	—
Karnataka	0.8	0.3	—	0.2	1.0	0.3	—
Production (’000 tonnes)
Pig Iron	150	154	(2%)	170	320	300	7%

Vedanta Limited Production Results for the Second Quarter and Half Year ended 30 September 2015	Page 9 of 10

	(in ’000 tonnes, except as stated)
Particulars	Q2			Q1	H1
	FY2016	FY2015	% change YoY	FY2016	FY2016	FY2015	% change YoY
COPPER INDIA & AUSTRALIA
Copper – Mined metal content	—	—	0%	—	—	—	0%
Copper – Cathodes	94	100	(6%)	98	193	166	16%
Tuticorin Power Plant Sales (MU)	118	183	(35%)	175	293	319	(8%)
ALUMINIUM
Alumina – Lanjigarh	272	226	20%	269	541	460	18%
Total Aluminum Production	233	222	5%	232	464	424	9%
Jharsuguda-I	130	138	-6%	132	262	270	-3%
Jharsuguda- II4	19	—		20	38	—
245kt Korba-I	65	65	1%	62	127	125	2%
325kt Korba- II	19	19	-1%	18	37	29	26%
POWER
Total Power Sales	2,718	2,028	34%	3,070	5,789	4,627	25%
Jharsuguda 2400 MW	1,554	1653	(6%)	2,266	3,820	3,807	—
MALCO	127	204	(38%)	193	320	433	(26%)
HZL Wind Power	158	170	(7%)	127	286	316	(10%)
TSPL	693	—	—	384	1,077	—
BALCO 270MW Power	28	1		99	128	71	80%
BALCO 600 MW	158	—	—	—	158	—	—
Ports – VGCB (in million tonnes) [5]
Cargo Discharge	2.1	1.7	23%	1.6	3.6	3.5	4%
Cargo Dispatches	1.7	1.8	(6%)	1.7	1.7	3.5	(52%)

1.	Including Internal Gas Consumption
2.	Excluding captive consumption of 1,514 tonnes in Q2 FY2016 vs. vs. 1,762 tonnes in Q2 FY2015 and 3,697 tonnes in H1 FY 2016 vs. 3,451 tonnes in H1 FY2015
3.	Excluding captive consumption of 7.8 MT in Q2 FY 2016 & 19.1 MT in H1 FY 2016 vs 9.1 MT in Q2 FY 2015 & 17.8 MT in H1 FY 2015
4.	Includes trial run production of 19 kt in Q2 FY2016, 20 kt in Q1 FY2016 and 38 kt in H1 FY2016
5.	VGCB refers to Vizag General Cargo Berth

Vedanta Limited Production Results for the Second Quarter and Half Year ended 30 September 2015	Page 10 of 10

For further information, please contact:

Communications
Roma Balwani President – Group Communications, Sustainability & CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in
Investor Relations Ashwin Bajaj Director – Investor Relations Sunila Martis Manager – Investor Relations Vishesh Pachnanda Manager – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

About Vedanta Limited (Formerly Sesa Sterlite Ltd.)

Vedanta Limited (Vedanta Ltd) is a diversified natural resources company, whose business primarily involves exploring and processing minerals and oil & gas. The Company produces oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and has a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka.

Vedanta Ltd, formerly Sesa Sterlite Ltd. is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. Vedanta Ltd is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please log on to www.vedantalimited.com

Vedanta Limited

(Formerly known as Sesa Sterlite Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Sesa Ghor, 20 EDC Complex,

Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.